EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT AT DECEMBER 31, 2017

Subsidiary of Bridge Bancorp, Inc.:

Name	Incorporation	Percent Owned
BNB Bank	Federal	100%

Subsidiaries of BNB Bank:

Name	Incorporation	Percent Owned
Bridge Abstract LLC	New York	100%
Bridge Financial Services, Inc.	New York	100%
Bridgehampton Community, Inc.	New York	100%